UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number 001-40996

MDXHEALTH SA

(Translation of registrant’s name into English)

CAP Business Center

Zone Industrielle des Hauts-Sarts

4040 Herstal, Belgium

+32 4 257 70 21

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

MDXHEALTH SA

On September 26, 2023 and October 2, 2023, MDxHealth SA (the “Company”) issued press releases, copies of which are attached hereto as Exhibits 99.1 and 99.2.

The Company hereby furnishes the documents attached hereto as Exhibits 99.3-99.10 in connection with its Extraordinary General Shareholders’ Meetings to be held on Friday, November 3, 2023 at 3:00 p.m., Belgian time, at the offices of the notary public Stijn Raes, at Kortrijksesteenweg 1147, 9051 Ghent, Belgium, or at such other place as will be indicated at that place at that time.

The information in the attached Exhibits 99.1-99.10 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall they be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

Exhibit No.	Description of Exhibit
99.1	Press Release, dated September 26, 2023
99.2	Press Release, dated October 2, 2023
99.3	Special Report of the Board of Directors
99.4	Letter from the Chairperson
99.5	Frequently Asked Questions Regarding Share Consolidation, Termination of ADS Program and Euronext De-Listing
99.6	Convening Notice
99.7	Attendance Form
99.8	Proxy Form
99.9	Voting By Mail Form
99.10	Outstanding Shares and Voting Rights

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDXHEALTH SA

Date: October 3, 2023	By:	/s/ Michael McGarrity
		Name:	Michael McGarrity
		Title:	Chief Executive Officer

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